Exhibit 99.2

                                               knowledge. judgement. EXPERIENCE.


W.P. STEWART
         & Co., Ltd.                                               PRESS RELEASE

Contact: Fred Ryan
telephone: 441.295.8585


                         W.P. Stewart & Co., Ltd. Holds
                     Annual General Meeting of Shareholders


10 May 2006
Hamilton, Bermuda

      W.P. Stewart & Co., Ltd. today held its Annual General Meeting of shareholders in Hamilton, Bermuda.

      A slate of nine (9) directors composed of William P. Stewart, John C. Russell, Henry B. Smith, Dominik M.F. Brunner, Angus S. King, Jr., Jeremy W. Sillem, Heinrich Spangler, Jan J. Spiering and Richard D. Spurling was elected to the Board of Directors. A proposal that the maximum number of directors be increased from ten (10) to twelve (12), and that the directors of the Company be authorized to appoint new directors either to fill vacancies occurring in the Board of Directors or to act as additional directors (up to the maximum of twelve), was also approved.

      In other action, the shareholders also:

      1. re-appointed PricewaterhouseCoopers LLP as the Company's independent auditors for the fiscal year ended 31 December 2006 and until the close of the Annual General Meeting of the Company for 2007 and to authorize the Board of Directors (acting by its Audit Committee) to fix the auditors' remuneration; and

      2. ratified and approved the issuance or the commitment to issue by the Company of 832,500 of its common shares, in the aggregate, to certain of its directors, officers and other employees during the year ended 31 December 2005 and early 2006 (all of which shares are or will be subject to vesting requirements ) and the commitment by the Company to issue in the future up to an additional 120,000 common shares, in the aggregate, to certain of its officers and employees (all of which additional issuances are subject to the satisfaction of certain conditions relating to the Company's profitability, investment performance or both).


Trinity Hall, 43 Cedar Avenue, Hamilton, HM 12, Bermuda mailing address: P.O. Box HM 2905, Hamilton HM LX, Bermuda telephone: 441.295.8585 fax: 441.296.6823

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

      For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.


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